December 14, 2010

Maryse Mills-Apenteng

Special Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:

Hazlo! Technologies, Inc.

Registration Statement on Form S-1

Filed November 9, 2010

File No. 333-170480

Dear Ms. Mills-Apenteng,

Enclosed herewith for filing on behalf of Hazlo! Technologies, Inc. (the “Company”), pursuant to the Securities Exchange Act of 1933, as amended, please find the Company’s Amendment No. 1 on Form S-1 to its Registration Statement on Form S-1, marked to show the changes to the Company’s Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on November 9, 2010.

We received your letter of December 6, 2010, containing comments prepared by the Staff of the Division of Corporation Finance of the Securities and Exchange Commissions, which pertain to the Registration Statement, and we hereby submit the following responses to the numbered comments.

General

1.

Please expand your disclosure to clarify the requirements that will need to be met in order for you to make a determination that all of the shares in the offering were sold within the time periods specified.  Specifically address when subscriber funds must be cleared by U.S. Bank National Association in order for the shares to have been considered “sold” for the purposes of the all-or-none offering.  In this regard, we note that the “subscription payments,” as defined in the escrow agreement, include checks and drafts.

We added the following text to the description of the escrow account information:

Our escrow agreement with U.S. Bank is scheduled to terminate on October 31, 2011.  All subscriber funds must be cleared by U.S. Bank before the escrow termination date or before the expiration of the offering period, which ever occurs first. See pages 3 & 6.

2.

We were unable to locate the information required by Item 404(d) of Regulation S-K.  Please revise and advise.  In addition, tell us whether you are required to provide disclosure pursuant to Item 407(e)(4) of Regulation S-K.  Refer to Regulation S-K Compliance & Disclosure Interpretation 233.02, available on our website.

We added sections titled “Transactions with related persons, promoters, and certain control persons” and “Compensation Committee Interlocks and Insider Participation”.  See page 25.

The Offering, page 6

3.

Please revise your document where you refer to “gross proceeds” to indicate the amount of proceeds you expect to receive from the offering, if fully subscribed, net of any expenses incurred as a result of this offering.

We added additional text to indicate net proceeds in addition to gross proceeds.  See pages 5 & 6.

Risk Factors

“Our Directors own 100% of the outstanding shares of our common stock and may be able to influence control of the company or decision making by management of the company.” Page 11

4.

Consider expanding the discussion in this risk factor to explain that because of the percentage of their ownership of your shares after the offering, your directors may cause management to make decisions that may not be in the best interest of other investors.  Such disclosure may provide potential investors with a better understanding of this risk.

We added additional text to further describe the risk factor as recommend.  See page 11.

Dilution, page 15

5.

Please revise the chart to clarify that the first column under the heading “Number” refers to the number of shares and not the number of existing stockholders or new investors.

We revised the chart to say “No. of Shares” in the first column.

Our Business

Competition, page 19

6.

You state that your director competitors are Microsoft, Google and Yahoo!  Given that these companies are well established industry leaders and that you have yet to begin operations, please tell us, and expand your disclosure to describe, in what respects you believe you compete directly with them.  Alternatively, revise your disclosure to discuss generally the competitive environment in which you operate or to identify competitors in your industry niche with which you compete more directly in terms of company size and scope of services.

We revised the description of our competitors to indicate direct versus indirect competitors.  We indicated the manner in which each will compete with us and described how they compete in different ways.  See Page 19.

Liquidity and Capital Resources, page 21

7.

You state that you anticipate needing an additional $25,000 in order to execute your business plan over the next 12 months, though you have indicated throughout that you estimate expenses related to this offering of $5,000.  It appears that amount needed to execute your business plan is the net proceeds from the offering or $20,000.  Please revise to clarify this or advise.

We have revised the text to say, “We anticipate needing an additional $20,000 in order to execute our business plan over the next twelve (12) months,” See page 21.

Management

Background of Officers and Directors, page 24

8.

Please provide the specific business experience, including the name and principal business of any business or employer, for the past five years for Ms. De La Torre and Mr. Klinicki.  In this regard, we note that as recently as this year Mr. Klincki was Chief Executive Officer of Cienega Creek Holdings, Inc., a shell company.  Please advise.

We have revised the background information for both Ms. De La Torre and Mr. Klinicki to include specific business experience, including the name and principal business of any business or employer, for the past five years.  We have also included Mr. Klinicki’s experience as Chief Executive Officer of Cienega Creek Holdings, Inc.  See page 24.

Part II

Other Expenses of Issuance and Distribution, page 28

9.

Please update this information so that it is consistent with your estimates of expenses described in the prospectus.

We have updated the information in the table to match the information described in the prospectus on page 21.  See page 28.

Exhibits, page 29

10.

It appears that you have omitted Exhibit A from the filed Escrow Agreement.  Please file the entire agreement, including any exhibits, with your next amendment.

We have included Exhibit A with the Escrow Agreement and have re-filed the entire agreement with this amendment.  See Exhibit 99-2.

Undertakings, page 30

11.

In your amended filing, please be sure that the undertakings contained in your document conform to the language set forth in Item 512 of Regulation S-K.  As an example, without limitation, we note that paragraph (a)(1)(ii) of your undertaking does not conform to the language set forth in Item 512(a)(1)(ii) of Regulation S-K.

We have amended the filing so that the undertakings conform to the language set forth in Item 512 of Regulation S-K.  See pages 30 & 31.

Signatures, page 32

12.

In your next amendment, please identify the person or persons acting in the capacity of principal financial officer as well as controller or principal accounting officer.  See Instruction 1 to Signatures of Form S-1.

We have modified the filing signature page to indicate the person acting in the capacity of principal financial officer and principal accounting officer.

This letter responds to all comments contained in your letter dated December 6, 2010.  We are requesting that your office expedite the review of this amendment as much as possible.  If you have any questions, please do not hesitate to call me at (520) 990-5533.

Very truly yours,

/s/ Alejandra J. De La Torre

Alejandra J. De La Torre, President